Registration No. 03-312715

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

ANNUAL REPORT

Annual Report Pursuant to Section 15(d) of

the Securities and Exchange Act of 1934

For the Fiscal Year Ended December 31, 2013

A.	Full Title of the Plan:

BRYN MAWR BANK CORPORATION 401(K) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

“The Exhibit Index is located at page 2 hereof.”

REQUIRED INFORMATION

a) Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 3.

b) Exhibit Index:

23.1 The consent of Mitchell & Titus, LLP, independent registered public accounting firm

BRYN MAWR BANK CORPORATION 401(k) PLAN

Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2013 and 2012

With Report of Independent Auditors

THE BRYN MAWR BANK CORPORATION 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Wealth Committee of

Bryn Mawr Bank Corporation

We have audited the accompanying statements of net assets available for benefits of Bryn Mawr Bank Corporation 401(k) (“the Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the Plan’s basic financial statements taken as a whole. The accompanying supplemental schedule of assets (Held at End of Year) as of December 31, 2013 is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Philadelphia, PA

June 30, 2013

A member firm of Ernst & Young Global Limited

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value:
Money market funds	$2,802,390	$2,670,194
Bryn Mawr Bank Corporation Common Stock	5,561,083	4,216,048
Mutual funds	31,375,825	24,017,875

Total investments at fair value	39,739,298	30,904,117

Receivables:
Contributions receivable – Employer	370,030	373,827
Contributions receivable – Participants	3,983	10,882
Notes receivables from participants	844,349	814,642

Total receivables	1,218,362	1,199,351

Total assets	40,957,660	32,103,468

Liabilities:
Accrued liabilities	7,768	9,540

Total liabilities	7,768	9,540

Net assets available for benefits	$40,949,892	$32,093,928

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2013 and 2012

	2013	2012
Investment income:
Dividends	$1,146,640	$918,730
Net appreciation in the fair value of investments	5,675,695	2,683,585

Total investment income	6,822,335	3,602,315

Interest income on notes recievables from participants	28,926	27,642

Contributions:
Employer	1,757,371	1,604,306
Participants	2,407,965	2,178,054
Rollovers	724,680	621,886

Total contributions	4,890,016	4,404,246

Total additions	11,741,277	8,034,203

Benefits paid & administrative expenses:
Benefits paid to participants	2,822,676	3,616,604
Administrative expenses	62,637	48,385

Total benefits paid & administrative expenses	2,885,313	3,664,989

Net increase in net assets available for benefits	8,855,964	4,369,214
Net assets available for benefits:
Beginning of year	32,093,928	27,724,714

End of year	$40,949,892	$32,093,928

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of the Plan

(a)	General

The following description of the Bryn Mawr Bank Corporation 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the Corporation) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the Bank), (collectively, the Company) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On October 18, 2013 the Plan was transitioned to Transamerica, a new plan Custodian and Record Keeper.

(b)	Eligibility

Employees are eligible to make salary deferral contributions upon their date of hire; however, various requirements still pertain to a participant receiving the employer matching and discretionary contribution.

(c)	Contributions

Employees can elect to defer through payroll deduction of their pay on a pre-tax or after-tax basis, subject to certain limitations. Such contributions are processed with each payroll and are matched quarterly dollar for dollar by the Company to a maximum of 3% of the participant’s base annual pay.

In addition to above, the Board of Directors of the Corporation may, at their discretion, authorize an additional contribution based on the Corporation’s profitability. Effective April 1, 2008, the Corporation began making quarterly contributions equal to 3% of gross compensation allocated as a discretionary contribution to eligible participants. The participants direct the investment of their contributions into various investment options offered by the Plan. The employer match and discretionary contributions and the salary deferral contributions are allocated among the investment options based upon the participant’s investment election.

Prior to the transition to Transamerica, the Plan included an “automatic increase” feature. If the employee elected participation in this feature, his or her pre-tax 401(k) contribution to the Plan will automatically be increased by 1% of his or her compensation as of each January 1. In no event would more than 10% of compensation be contributed to the Plan under the automatic increase feature, although an employee may elect to contribute more than 10%. Also, automatic rate increase was available to pre-tax as well as post-tax 401(k) contributions. The 10% cap feature was removed, since a cap to automatic increases is not available on the Transamerica platform.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(d)	New Investment Options

During 2012 and 2013, the Plan added and deleted the following investment options:

Due to the conversion to Transamerica, the following fund changes were made:

Existing balances were transferred to Transamerica investment funds as detailed below and new investment funds were added:

2012	2013
Fidelity Daily Money Fund	Western Asset Premium Liquid Reserves
PIMCO Low Duration	PIMCO Low Duration
PIMCO Total Return	PIMCO Total Return Fund
Templeton Global Bond Advisor	Templeton Global Bond Advisor
T. Rowe Price 2010	Vanguard Target Retirement 2010 Fund
T. Rowe Price 2020	Vanguard Target Retirement 2020 Fund
T. Rowe Price 2030	Vanguard Target Retirement 2030 Fund
T. Rowe Price 2040	Vanguard Target Retirement 2040 Fund
American Century Equity Income	Vanguard Equity-Income
Invesco Charter	Vanguard Total Stock Market Index Fund
Fidelity Spartan 500 Index	Vanguard Total Stock Market Index Fund
Westport	Fidelity Low-Priced Stock
T. Rowe Price Growth Stock	ASTON/Montag & Caldwell Growth
LKCM Small Cap Equity	Cambiar Small Cap
Templeton Foreign Equity	Dodge & Cox International Stock
Vanguard Total International Stock Index	Vanguard Total International Stock Index Fund
Lazard Emerging Markets	DFA Emerging Markets Portfolio
Bryn Mawr Bank Corporation Common Stock	Bryn Mawr Bank Corporation Common Stock
Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Mid-Cap Index Fund
Vanguard Small-Cap Index Fund
Invesco Global Real Estate R5
PIMCO All Asset
Principal Diversified Real Asset
Principal High Yield
Vanguard Inflation-Protected Securities Fund

(e)	Payment of Benefits

Upon termination, as defined by the Plan Document, or upon request for an in-service distribution, a participant may elect to receive an annuity (purchased from an insurance company) or lump-sum payment equal to the value of the participant’s vested interest in their account.

A non-spouse beneficiary entitled to receive an eligible rollover distribution is permitted to make a direct trustee to trustee rollover to an IRA

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(f)	Vesting

Participants are immediately vested in all contributions.

(g)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Corporation’s contribution (b) Plan earnings (losses), and (c) charged with a proportionate allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(h)	Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 to 10 years. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to  1/2 % over the published prime rate in the Wall Street Journal as of the first day of the month that the loan is issued. Principal and interest is paid ratably through biweekly payroll deductions. The interest rates on loans ranged from 3.75% to 8.75% at December 31, 2013 and 2012. Effective October 18, 2013, the minimum loan amount of $500 was increased to $1,000.

(i)	Withdrawals

Participants are 100% vested in the underlying equity in their account, including employer contributions. Participants who terminate from the Plan may choose to have all vested funds distributed to them.

Participant contributions and accumulated earnings (losses) are restricted as to withdrawal lump sum or annuity options, except in Hardship cases as defined by the Internal Revenue Code or the attainment of age 59  1/2. Hardship withdrawals will be subject to a 10% early distribution penalty to the participant if he or she is not age 59  1/2 at the time of distribution.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Administrative Expenses

Cost and expenses, including record keeping, legal and accounting fees, incurred in regards to the administration of the Plan are paid by the Plan.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are actively traded on an exchange and valued at end of day at the net asset value of shares held by the Plan at year end as reported by the applicable registered investment Company. The Corporation’s common stock is valued at its closing quoted market price as reported on the NASDAQ-GS. Money Market funds are valued daily at $1.00 per share as reported by the applicable fund provider.

Purchases and sales of investments are reflected on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Notes Receivable from Participants

Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus accrued interest. Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed when incurred. A provision for doubtful accounts has not been recorded as of December 31, 2013 or 2012. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan Document.

(3)	Fair Value Measurement

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

- 7 -	(Continued)

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. ASC 820 establishes three levels of input that may be used to measure fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities;

•

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$2,802,390	$—	$—	$2,802,390
Bryn Mawr Bank Corporation common stock	5,561,083	—	—	5,561,083
Mutual funds:
Blended	9,670,254	—	—	9,670,254
Large cap	10,232,693	—	—	10,232,693
International	2,346,666	—	—	2,346,666
Mid cap	1,861,587	—	—	1,861,587
Income	2,816,747	—	—	2,816,747
Small cap	3,137,630			3,137,630
Emerging markets	1,310,248			1,310,248

Total investments measured at fair value	$39,739,298	$—	$—	$39,739,298

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$2,670,194	$—	$—	$2,670,194
Bryn Mawr Bank Corporation common stock	4,216,048	—	—	4,216,048
Mutual funds:
Reserve	4,895	—	—	4,895
Blended	7,257,680	—	—	7,257,680
Large cap	7,063,025	—	—	7,063,025
International	3,118,128	—	—	3,118,128
Mid cap	1,035,289	—	—	1,035,289
Income	3,435,036	—	—	3,435,036
Small cap	2,103,822	—	—	2,103,822

Total investments measured at fair value	$30,904,117	$—	$—	$30,904,117

The Plan’s valuation methodology used to measure the fair value of money market funds, common stock and mutual funds as all are actively traded on an exchange, were derived from quoted closing market prices.

(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2013 and 2012.

	2013	2012
Bryn Mawr Bank Corporation common stock	$5,561,083	$4,216,048
LKCM Small Cap Equity	—	2,103,822
Fidelity Prime Obligations Fund	—	2,670,194
Fidelity Spartan 500 Fund	—	4,899,246
PIMCO Total Return Fund		2,745,683
T. Rowe Price Retirement Target 2020 Fund	—	2,456,508
T. Rowe Price Retirement Target 2030 Fund	—	1,668,546
Vanguard Total Stock Market Index	7,284,919	—
Western Asset Premium Liquid Reserve	2,802,390	—
Cambiar Small Cap	3,117,082	—
Vanguard Target Retirement 2020 Fund	3,044,625	—
Vanguard Target Retirement 2030 Fund	3,007,762	—

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012
Bryn Mawr Bank Corporation common stock	$1,445,498	$537,801
Mutual funds	4,230,197	2,145,794

	$5,675,695	$2,683,595

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(5)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter (determination letter) dated December 11, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has not been amended since receiving the December 11, 2013 determination letter. Procedural changes were made due to the conversion, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the Internal Revenue Code.

In line with generally accepted accounting principles in the United States of America, the plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7)	Related-Party Transactions

The Plan invests in common stock of the Corporation, and therefore, these transactions qualify as related party and party-in-interest transactions. Computershare and Bank of New York were the custodians for this investment up through the conversion to Transamerica. State Street is the current custodian. Although transactions in this investment qualify as related party and party-in-interest transaction, they are exempt from the prohibited transaction rules of ERISA.

(8)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Plan EIN - 23-2434506

Plan No.- 002

Schedule 1

BRYN MAWR BANK CORPORATION 401(k) PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Western Asset Premium Liquid Reserves	Money Market Fund	$	**	$2,802,390
*	Bryn Mawr Bank Corporation Common Stock	Common Stock		**	5,561,083
*	Dodge & Cox International Stock	Registered Investment Company		**	1,909,348
*	Fidelity Low Priced Stock	Registered Investment Company		**	1,607,970
	DFA Emerging Markets Portfolio	Registered Investment Company		**	1,310,248
	Cambiar Small Cap	Registered Investment Company		**	3,117,082
	Templeton Global Bond Advisor	Registered Investment Company		**	542,560
	Vanguard Target Retirement Income Fund	Registered Investment Company		**	23
	Vanguard Target Retirement 2010 Fund	Registered Investment Company		**	1,594,998
	Vanguard Target Retirement 2015 Fund	Registered Investment Company		**	69,500
	Vanguard Target Retirement 2020 Fund	Registered Investment Company		**	3,044,625
	Vanguard Target Retirement 2025 Fund	Registered Investment Company		**	5,839
	Vanguard Target Retirement 2030 Fund	Registered Investment Company		**	3,007,762
	Vanguard Target Retirement 2035 Fund	Registered Investment Company		**	—
	Vanguard Target Retirement 2040 Fund	Registered Investment Company		**	1,884,458
	Vanguard Target Retirement 2045 Fund	Registered Investment Company		**	2,204
	Vanguard Target Retirement 2060 Inv	Registered Investment Company		**	1,586
	Vanguard Mid-Cap Index Fund	Registered Investment Company		**	253,617
	Vanguard Small-Cap Index Fund	Registered Investment Company		**	20,548
	Vanguard Inflation-Protected Securities Fund	Registered Investment Company		**	3,129
	Vanguard Total Stock Market Index	Registered Investment Company		**	7,284,919
	Vanguard Equity Income	Registered Investment Company		**	1,634,163
	Vanguard Total International Stock Fund	Registered Investment Company		**	437,318
	PIMCO Total Return	Registered Investment Company		**	2,026,581
	Invesco Global Real Estate R5	Registered Investment Company		**	58,739
	Principal Diversified Real Asset	Registered Investment Company		**	520
	Principal High Yield	Registered Investment Company		**	67,515
	Aston/Montag & Caldwell Growth	Registered Investment Company		**	1,313,611
	PIMCO All Asset	Registered Investment Company		**	21,847
	PIMCO Low Duration	Registered Investment Company		**	155,115

	Subtotal of Investments at Fair Value				39,739,298
*	Participant Loans	Interest rates 3.75% to 8.75%			844,349

					$40,583,647

*	Party-in-interest
**	Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Date: June 30, 2014	By:	/s/ Francis J. Leto
Francis J. Leto
Benefit Plans Administrative Committee